

Mail Stop 3233

June 15, 2016

Via E-mail
Mr. Jack DeCicco
Chief Financial Officer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

> **Re:** **CYS Investments, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 1-33740**

Dear Mr. DeCicco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1A. Risk Factors

We leverage our portfolio investments in Debt Securities…," page 7

1. In future Exchange Act reports, and to the extent applicable, please name any repurchase agreement lenders holding collateral in excess of 5% of stockholder's equity in your risk factor related to repurchase agreements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Income (Loss), page 41

2. We note that you consider drop income to be a non-GAAP measure. Please tell us how your disclosure regarding drop income complies with Item 10(e) of Regulation S-K.

Signatures, page 88

3.   Please confirm whether your principal accounting officer or controller signed the Form 10-K. If such person did sign, in future Exchange Act reports, please also identify this person in this capacity. Please see General Instruction D.(1). of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities